UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Covisint Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R 10 3
(CUSIP Number)

JOHN FICHTHORN
DIALECTIC CAPITAL MANAGEMENT, LP
119 ROWAYTON AVENUE, 2ND FLOOR
NORWALK, CONNECTICUT 06853
(212) 230-3232

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 255,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 255,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 943,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 943,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,011,288
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,011,288
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,210,488
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,210,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,210,488
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,210,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Bernard J. Eastwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,210,488
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,210,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,210,488
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,210,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Scott Daniels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Alan B. Howe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON John Mutch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Edward Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Covisint Corporation, a Michigan corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 26533 Evergreen Road, Suite 500, Southfield, Michigan 48076.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Dialectic Capital Partners, LP, a Delaware limited partnership (“Dialectic Capital Partners”), with respect to the Shares directly and beneficially owned by it;

(ii)	Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), with respect to the Shares directly and beneficially owned by it;

(iii)	Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Dialectic Capital Management, LP, a Delaware limited partnership (“Dialectic Capital”), as the investment manager to each of Dialectic Capital Partners, DAP and DOF;

(v)	Dialectic Capital, LLC, a Delaware limited liability company (“Dialectic GP”), as the general partner to each of Dialectic Capital Partners, DAP and DOF;

(vi)	Bernard J. Eastwood, as a managing partner to Dialectic Capital;

(vii)	John Fichthorn, as a managing partner to Dialectic Capital, and as a nominee for the Board of Directors of the Issuer (the “Board”);

(viii)	Scott Daniels, as a nominee for the Board;

(ix)	Alan B. Howe, as a nominee for the Board;

(x)	John Mutch, as a nominee for the Board; and

(xi)	Edward Rose, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Dialectic Capital Partners, DOF, DAP, Dialectic Capital, Dialectic GP, Mr. Eastwood and Mr. Fichthorn is 119 Rowayton Ave., 2nd Floor, Norwalk, CT 06853. The officers and directors of DOF and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Mr. Daniels is 34 Old Redding Rd, Weston, CT 06883. The principal business address of Mr. Howe is 10755 Scripps Poway Pkwy, #302, San Diego, CA 92131. The principal business address of Mr. Mutch is P.O. Box 666, Rancho Santa Fe, CA 92067. The principal business address of Mr. Rose is 225 Winter Street, Hopkinton MA 01748.

CUSIP NO. 22357R 10 3

(c)           The principal business of Dialectic Capital is providing investment advice.  Dialectic Capital is the investment manager to each of Dialectic Capital Partners, DAP, and DOF. The principal business of each of Dialectic Capital Partners, DOF, and DAP is investing in securities. The principal business of Dialectic GP is serving as the general partner to each of Dialectic Capital Partners, DOF, and DAP. The principal occupation of each of Mr. Fichthorn and Mr. Eastwood is serving as managing partners of Dialectic Capital. Mr. Daniels is a private investor. The principal occupation of Mr. Howe is serving as managing partner of Broadband Initiatives LLC. The principal occupation of Mr. Mutch is serving as managing partner of MV Advisors LLC. Mr. Rose is a private investor.

(d)           No Reporting Person nor any person listed on Schedule A, annexed hereto has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Persons, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Fichthorn, Daniels, Howe, Mutch and Rose is a citizen of the United States of America.  Mr. Eastwood is a citizen of the United Kingdom. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased for the accounts of each of Dialectic Capital Partners, DOF and DAP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 255,800 Shares beneficially owned by Dialectic Capital Partners is approximately $572,340, including brokerage commissions.  The aggregate purchase price of the 943,400 Shares beneficially owned by DOF is approximately $2,043,707, including brokerage commissions. The aggregate purchase price of the 1,011,288 Shares beneficially owned by DAP is approximately $2,063,697, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 27, 2016, Dialectic Capital Partners delivered a letter to the Issuer (the “Nomination Letter”) nominating Mr. Fichthorn, Mr. Daniels, Mr. Howe, Mr. Mutch and Mr. Rose (the “Nominees”), for election to the Board at the Issuer’s 2016 Annual Meeting of Shareholders (the “2016 Annual Meeting”).   Dialectic believes its Nominees have the requisite skill sets and relevant business and financial experience to ensure that the Issuer evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all shareholders.

CUSIP NO. 22357R 10 3

On June 2, 2016, Dialectic Capital (together with its affiliates, “Dialectic”) delivered a letter to the Board, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In the letter, Dialectic expressed its serious concerns with the Issuer’s strategic direction, recent performance and delayed “Plan B” under the direction of its current management team and Board. Dialectic also expressed its concerns with the Issuer’s decision to delay the announcement of its “Plan B” until the Q1 conference call, which it scheduled for June 6, 2016, days after the deadline for nominating director candidates for election to the Board at the 2016 Annual Meeting.  Dialectic also expressed its belief that other shareholders are likewise frustrated with management’s apparent inability to communicate a clear strategy for the Issuer.

In the letter, Dialectic stated that it believes change is needed on the Board to ensure that appropriate actions are taken to implement a clear strategy for the benefit of all shareholders.  Dialectic also stated that it tried to engage constructively with members of the Issuer’s management team to reach an amicable resolution to reconstitute the Board and avoid a proxy contest but to no avail.  To that end, Dialectic disclosed in the letter that last week it delivered the Nomination Letter to the Issuer nominating its slate of five highly qualified Nominees for election to the Board at the 2016 Annual Meeting.   Dialectic remains open to continuing its constructive dialogue with the Issuer to reach an amicable resolution that is in the best interests of all shareholders.

Dialectic’s highly-qualified nominees include:

Scott Daniels has served on the Board of Directors of Carbonite, Inc. (NASDAQ: CARB) since January 2016. Mr. Daniels served as a senior analyst of Shannon River Partners, a private hedge fund focused on technology, media and communications companies, from July 2013 to April 2014. From November 2005 to July 2013, Mr. Daniels served as a senior analyst and partner of S Squared Technology, a technology investment fund where he evaluated and invested in multiple publicly traded small and midsized emerging growth technology companies around the world. Prior to S Squared Technology, Mr. Daniels served in various analyst roles covering technology and software companies. Mr. Daniels holds an M.B.A from Columbia Business School and a B.A. in English Literature from University of Pennsylvania.

Alan B. Howe has served as the co-founder and managing partner of Broadband Initiatives LLC, a boutique corporate advisory and consulting firm, since 2001.  He served as vice president of strategic and wireless business development for Covad Communications, Inc., a national broadband telecommunications company from May 2005 to October 2008.  He served as CFO and vice president of corporate development for Teletrac, Inc., a SaaS fleet management service provider, from April 1995 to April 2001.  Previously, he held various executive management positions for Sprint PCS, and Manufacturers Hanover Trust Company.  He is currently a board member and chairman of Data I/O Corporation (NASDAQ:  DAIO) and board member and vice chairman of Determine, Inc. (NASDAQ: DTRM).  In addition, Mr. Howe serves as an advisor to the investment bank, Bowen Advisors, under a consulting agreement.  Mr. Howe has served on a number of private and public boards including in the past five years former reporting companies Qualstar, Ditech Networks, Inc., Altigen Communications, Inc., Proxim Wireless Corporation, and Crossroads Systems, Inc.  He has a M.B.A. in Finance from Indiana University and a B.S. from the University of Illinois.

John Fichthorn is a co-founder of Dialectic Capital, an investment management firm, and has been a portfolio manager there since 2003.  From 2000 to 2003, he was employed by Maverick Capital, most recently as managing director of the technology group.  From 1999 to 2000, he was an analyst at Alliance Capital working across multiple hedge fund products and as a member of the technology team.  From 1997 to 1999, he was an analyst at Quilcap Corporation, a hedge fund where he covered all sectors, with a focus on technology.  From 1995 to 1997, Mr. Fichthorn worked at Ganek & Orwicz Partners where his responsibilities included small cap research, international closed-end fund arbitrage and operations.  Since 2014, Mr. Fichthorn has served as a director of Lyman Corporation, a privately held company that designs and manufactures case preparation and reloading products for shooters, hunters, and law enforcement professionals. From June 2011 to June 2014, Mr. Fichthorn served as a director of Immersion Corporation, the leading innovator in haptics technology.  Mr. Fichthorn served as a director of California Micro Devices Corporation, a supplier of protection devices for the mobile handset, high brightness LED (HBLED), digital consumer electronics and personal computer markets, from September 2009 until its sale to ON Semiconductor Corporation in January 2010.  Mr. Fichthorn holds a B.A. in Astronomy from the University of North Carolina at Chapel Hill.

John Mutch has a 30 year track record of creating significant shareholder value as both an investor and operating executive.  Mr. Mutch founded MV Advisors LLC in January of 2006 as a strategic block investment firm which provides focused investment and operational guidance to both private and public companies across a variety of industries, and has served as managing partner of MV Advisors LLC since then. MV Advisors current portfolio includes companies in the technology, active lifestyle, and sports segments valued in excess of $100M. Mr. Mutch has had a sustained career as an operating executive in the technology industry most recently serving as the chairman and chief executive officer of BeyondTrust Software, a privately held security software company focused on privilege identity management solutions sold into the Global 2000 IT infrastructure market. In March of 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the Board of Peregrine Systems and he assisted that company in a bankruptcy work out proceeding and was named president, chief executive officer and a director in July 2003. Mr. Mutch ran Peregrine Systems operating the company under an SEC consent decree and successfully restructured the company culminating in a sale to Hewlett-Packard in December 2005 for $450M. From July 1997 to August 2002, Mr. Mutch served as president, chief executive officer and a director of HNC Software, a publically traded enterprise analytics software provider. Mr. Mutch executed a complex merger and acquisition strategy that resulted in HNC returning over $2.6B dollars to its shareholders through the spin out of its Retek subsidiary. HNC Software was sold to FICO in August of 2002 for $825M.  Prior to HNC Software, Mr. Mutch spent eight years at Microsoft Corporation in a variety of executive sales and marketing positions. Mr. Mutch has served on numerous public and private company boards. He is currently Chairman of the Board of Aviat Networks (NASDAQ:AVNW) a director at Agilysys, Inc. (NASDAQ: AGYS) and Steel Excel (NASDAQ: SXCL). Mr. Mutch holds a B.S. in Economics from Cornell University and an M.B.A. from The University of Chicago.

CUSIP NO. 22357R 10 3

Edward Rose has been a private investor (and social entrepreneur) since 2008. From 2000 to 2008, Mr. Rose served as chief executive officer to Open Channel Solutions, Inc., formerly, a leading global provider of entitlement and e-business management solutions. From 1998 to 2000, Mr. Rose served as chief technology officer of Modus Media I, formerly, a supply chain management service for the technology industry. Mr. Rose also served as senior vice president at Modus Media from 1997 to 1998. From 1995 to 1996, Mr. Rose was a private investor and strategic consultant to Advanced Health Corporation, a Physician Practice Management and medical technology company. From 1989 to 1995, Mr. Rose served in varying capacities at RR Donnelley ending as senior vice president, technology at RR Donnelley Financial, a financial printing and information subsidiary of RR Donnelley & Sons. From 1986 to 1989 he served as a founder and executive vice president of Inprint, Inc., a database publishing company that specialized in high-tech documentation publishing.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, continuing to engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,429,806 Shares outstanding, as of February 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2016.

A.	Dialectic Capital Partners

(a)	As of the close of business on June 1, 2016, Dialectic Capital Partners beneficially owned 255,800 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 255,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 255,800

(c)	The transactions in the Shares by Dialectic Capital Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 22357R 10 3

B.	DOF

(a)	As the close of business on June 1, 2016, DOF beneficially owned 943,400 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,400

(c)	The transactions in the Shares by DOF during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

C.	DAP

(a)	As the close of business on June 1, 2016, DAP beneficially owned 1,011,288 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,011,288
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,011,288

(c)	The transactions in the Shares by DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

D.	Dialectic Capital

(a)
Dialectic Capital as the investment manager to each of Dialectic Capital Partners, DAP and DOF, may be deemed the beneficial owner of the (i) 255,800 Shares owned by Dialectic Capital Partners, (ii) 943,400 Shares owned by DOF and (iii) 1,011,288 Shares owned by DAP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,210,488
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,210,488

(c)
Dialectic Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 22357R 10 3

E.	Dialectic GP

(a)
Dialectic GP, as the general partner to each of Dialectic Capital Partners, DAP and DOF, may be deemed the beneficial owner of the (i) 255,800 Shares owned by Dialectic Capital Partners, (ii) 943,400 Shares owned by DOF and (iii) 1,011,288 Shares owned by DAP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,210,488
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,210,488

(c)
Dialectic GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

F.	Mr. Eastwood

(a)
Mr. Eastwood, as a managing partner to Dialectic Capital, may be deemed the beneficial owner of the (i) 255,800 Shares owned by Dialectic Capital Partners, (ii) 943,400 Shares owned by DOF and (iii) 1,011,288 Shares owned by DAP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,210,488
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,210,488

(c)
Mr. Eastwood has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

G.	Mr. Fichthorn

(a)
Mr. Fichthorn, as a managing partner to Dialectic Capital, may be deemed the beneficial owner of the (i) 255,800 Shares owned by Dialectic Capital Partners, (ii) 943,400 Shares owned by DOF and (iii) 1,011,288 Shares owned by DAP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,210,488
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,210,488

(c)
Mr. Fichthorn has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

H.	Mr. Daniels

(a)	As of the close of business on June 1, 2016, Mr. Daniels did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Daniels has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP NO. 22357R 10 3

I.	Mr. Howe

(a)	As of the close of business on June 1, 2016, Mr. Howe did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Howe has not entered into any transactions in the Shares during the past sixty (60) days.

J.	Mr. Mutch

(a)	As of the close of business on June 1, 2016, Mr. Mutch did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mutch has not entered into any transactions in the Shares during the past sixty (60) days.

K.	Mr. Rose

(a)	As of the close of business on June 1, 2016, Mr. Rose did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rose has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on June 1, 2016, the Reporting Persons collectively beneficially owned an aggregate of 2,210,488 Shares, constituting approximately 5.5% of the Shares outstanding.

CUSIP NO. 22357R 10 3

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 31, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”) and (c) Dialectic Capital Partners agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Dialectic Capital Partners and its affiliates have agreed to indemnify each of Messrs. Daniels, Howe, Mutch and Rose against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors, dated June 2, 2016.

99.2
Joint Filing and Solicitation Agreement by and among Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Capital Management, LP, Bernard J. Eastwood, John Fichthorn, Scott Daniels, Alan B. Howe, John Mutch and Edward Rose, dated May 31, 2016.

99.3	Form of Indemnification Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 22357R 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2016

Dialectic Capital Partners, LP

By:	Dialectic Capital Management, LP, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Offshore, Ltd.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

Dialectic Antithesis Partners, LP

By:	Dialectic Capital Management, LP, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Capital Management, LP

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Capital, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

/s/ Bernard J. Eastwood
Bernard J. Eastwood

/s/ John Fichthorn
John Fichthorn, Individually and as attorney-in-fact for Scott Daniels, Alan B. Howe, John Mutch and Edward Rose

SCHEDULE A

Directors and Officers of Dialectic Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

John Fichthorn Director	Managing Partner of Dialectic Capital Management, LP	119 Rowayton Ave., 2nd Floor Norwalk, CT 06853	United States

Scott Dakers Director	Director, Elian Fund Services (Cayman) Ltd.	Elian Fiduciary Services (Cayman) Ltd., 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Inderjit Singh Director	Director at Elian Fund Services (Cayman) Ltd.	Elian Fiduciary Services (Cayman) Ltd. 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

DIALECTIC CAPITAL PARTNERS, LP

Purchase of Common Stock	21,200	1.7998	04/22/2016
Purchase of Common Stock	1,500	1.7997	04/25/2016
Purchase of Common Stock	1,200	1.8000	04/26/2016
Purchase of Common Stock	1,100	1.8023	04/27/2016
Purchase of Common Stock	1,400	1.8144	04/29/2016
Purchase of Common Stock	600	1.7991	05/03/2016
Purchase of Common Stock	1,000	1.8000	05/04/2016
Purchase of Common Stock	500	1.7796	05/05/2016
Purchase of Common Stock	700	1.7487	05/06/2016
Purchase of Common Stock	500	1.7451	05/09/2016
Purchase of Common Stock	200	1.7427	05/10/2016
Purchase of Common Stock	100	1.7500	05/11/2016
Purchase of Common Stock	1,500	1.9319	05/23/2016
Purchase of Common Stock	400	1.8787	05/23/2016
Purchase of Common Stock	100	1.9000	05/23/2016
Purchase of Common Stock	200	1.9484	05/23/2016
Sale of Common Stock	(1,400)	2.0673	05/25/2016

DIALECTIC OFFSHORE, LTD.

Purchase of Common Stock	89,100	1.7998	04/22/2016
Purchase of Common Stock	6,400	1.7997	04/25/2016
Purchase of Common Stock	4,800	1.8000	04/26/2016
Purchase of Common Stock	4,700	1.8023	04/27/2016
Purchase of Common Stock	5,700	1.8144	04/29/2016
Purchase of Common Stock	2,400	1.7991	05/03/2016
Purchase of Common Stock	3,900	1.8000	05/04/2016
Purchase of Common Stock	1,900	1.7796	05/05/2016
Purchase of Common Stock	2,800	1.7487	05/06/2016
Purchase of Common Stock	2,000	1.7451	05/09/2016
Purchase of Common Stock	800	1.7427	05/10/2016
Purchase of Common Stock	500	1.7500	05/11/2016
Purchase of Common Stock	6,000	1.9319	05/23/2016
Purchase of Common Stock	1,600	1.8787	05/23/2016
Purchase of Common Stock	300	1.9000	05/23/2016
Purchase of Common Stock	700	1.9484	05/23/2016
Sale of Common Stock	(5,220)	2.0673	05/25/2016

DIALECTIC ANTITHESIS PARTNERS, LP

Purchase of Common Stock	75,087	2.0237	03/31/2016
Purchase of Common Stock	59,838	2.0944	03/31/2016
Purchase of Common Stock	45,542	1.9759	04/01/2016
Purchase of Common Stock	45,542	1.9759	04/11/2016
Purchase of Common Stock	2,000	1.8500	04/04/2016
Purchase of Common Stock	1,308	1.8500	04/05/2016
Purchase of Common Stock	25,660	1.8500	04/06/2016
Purchase of Common Stock	22,822	1.8049	04/07/2016
Purchase of Common Stock	4,200	1.7942	04/07/2016
Purchase of Common Stock	5,149	1.8091	04/08/2016
Purchase of Common Stock	91,981	1.7998	04/22/2016
Purchase of Common Stock	6,718	1.7997	04/25/2016
Purchase of Common Stock	4,963	1.8000	04/26/2016
Purchase of Common Stock	4,732	1.8023	04/27/2016
Purchase of Common Stock	14,093	1.8144	04/29/2016
Purchase of Common Stock	107	1.8000	05/02/2016
Purchase of Common Stock	6,200	1.7991	05/03/2016
Purchase of Common Stock	9,600	1.8000	05/04/2016
Purchase of Common Stock	4,665	1.7796	05/05/2016
Purchase of Common Stock	7,021	1.7487	05/06/2016
Purchase of Common Stock	4,914	1.7451	05/09/2016
Purchase of Common Stock	2,000	1.7427	05/10/2016
Purchase of Common Stock	1,400	1.7500	05/11/2016
Purchase of Common Stock	12,500	1.9319	05/23/2016
Purchase of Common Stock	3,175	1.8787	05/23/2016
Purchase of Common Stock	525	1.9000	05/23/2016
Purchase of Common Stock	1,313	1.9484	05/23/2016
Sale of Common Stock	(6,225)	2.0673	05/25/2016